SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  __________

                                  FORM 8-A/A
                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                      SPAN-AMERICA MEDICAL SYSTEMS, INC.
               ________________________________________________
            (Exact name of registrant as specified in its charter)

         South Carolina                                   57-0525804
   ---------------------------                      -----------------------
    (State of incorporation                           (I.R.S. Employer
      or organization)                               Identification No.)


            70 Commerce Center
        Greenville, South Carolina                        29615
-------------------------------------             ------------------------
 (Address of principal executive offices)              (Zip Code)

If this form relates to the registration                If this form relates to the registration
of a class of securities pursuant                       of a class of securities pursuant
to Section 12(b) of the Exchange Act and                to Section 12(g) of the Exchange Act and
is effective pursuant to General                        is effective pursuant to General
Instruction A.(c), check the following                  Instruction A.(d), check the following
box.  [  ]                                              box.  [X]

Securities Act registration statement file number to which this form relates:  _______________
                                                                              (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       To be so registered                      each class is to be registered
--------------------------------                -------------------------------
                                                             None
              None
--------------------------------                -------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock Purchase Rights
        (pursuant to Amended and Restated Shareholder Rights Agreement
                         dated as of March 24, 2003)
-----------------------------------------------------------------------------
                               (Title of Class)

            Span-America Medical Systems, Inc. (the "Company") has entered into an Amended and Restated Shareholder Rights Agreement, dated as of March 24, 2003, with American Stock Transfer & Trust Company, as rights agent, which amends the Shareholder Rights Agreement, dated as of September 20, 1993, between the Company and the rights agent named therein (as amended, the "Rights Agreement"), to, among other things: (i) lower the beneficial ownership percentage threshold to become an "Acquiring Person," and at which the Rights become exercisable, from 20% to 10% of the shares of common stock of the Company then outstanding; (ii) provide that any person or group who, together with its affiliates and associates, may beneficially own as of the date a Current Report relating to the Rights Agreement is first filed with the Securities and Exchange Commission 10% or more of the outstanding common stock (but less than 20%) will not trigger the new 10% beneficial ownership percentage threshold, unless and until such person or group, together with its affiliates and associates, acquires additional shares of common stock (subject to certain exceptions); (iii) provide that certain persons or groups who inadvertently acquire beneficial ownership in excess of the new 10% beneficial ownership percentage threshold may cure such inadvertent triggering of the Rights by timely certifying to the Company upon request that such acquisition was inadvertent, and thereafter, together with their affiliates and associates, not acquiring additional shares of common stock while the beneficial owner of 10% or more of the then outstanding shares of common stock; (iv) establish an exercise price of $21.00 per Right; and (v) eliminate references to "Disinterested Directors" throughout the agreement and provide that all actions previously authorized or required to be taken by the Disinterested Directors shall now be taken by the Board acting as a whole.

         In connection therewith, Item 1 of the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 22, 1993 is hereby amended and restated in its entirety to read as follows:

Item 1.  Description of Registrant's Securities to be Registered.

         On September 17, 1993, the Board of Directors of Span-America Medical Systems, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, no par value per share (the "Common Stock"), of the Company to shareholders of record at the close of business on October 4, 1993 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one half of a share of Common Stock at a purchase price of $21.00 per half of a share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in an Amended and Restated Shareholder Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

         The Rights will continue to be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock, subject to certain exceptions described in the Rights Agreement (the "Share Acquisition Date") or
(ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued.

         The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on March 24, 2013, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $21.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $42.00 worth of Common Stock (or other consideration, as noted above) for $21.00. Assuming that the Common Stock had a per share value of $8.00 at such time, the holder of each valid Right would be entitled to purchase 5.25 shares of Common Stock for $21.00.

         In the event that, at any time following the Share Acquisition Date,
(i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

         The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company will not be required to issue fractional shares of Common Stock upon exercise of the Rights; in lieu thereof, the Company may pay an amount in cash based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         At any time until ten business days following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). The aggregate redemption price otherwise payable to a beneficial holder of Rights shall be rounded to the nearest $0.01, provided, however, if such aggregate redemption price is less than $0.01, such holder will be entitled to receive $0.01 upon the redemption of such Rights. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 24, 2003, which is incorporated by reference as Exhibit 1 to this amendment to the Company's Registration Statement on Form 8-A dated March 24, 2003. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits.

Exhibit 1 Amended and Restated Shareholder Rights Agreement, dated as of March 24, 2003, between Span-America Medical Systems, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase Common Stock as Exhibit B (incorporated by reference from Exhibit 4.1 of the Current Report on Form 8-K filed by Span-America Medical Systems, Inc. on March 24, 2003).

                                   SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                             SPAN-AMERICA MEDICAL SYSTEMS, INC.


                                             By: /s/ James D. Ferguson
                                                 ------------------------------
                                                 Name:  James D. Ferguson
                                                 Title: President and Chief
                                                        Executive Officer

Dated as of:March 24, 2003